

Mail Stop 3720

March 6, 2009

Via U.S. Mail and facsimile to (501) 228-4482

Timothy Miller
Chief Executive Officer
Sumotext Incorporated
2100 Riverdale, Suite 200
Little Rock, Arkansas 72202

> **Re:** **Sumotext Incorporated**
> **Registration Statement on Form S-1/A**
> **Filed February 27, 2009**
> **File No. 333-156934**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Material Agreements, page 25

1. We note your response and added disclosure to prior comment 7. However, if Mr. Miller is the sole person behind Atreides, LLC, it is not clear how a third party will be able to distinguish his actions on behalf of Atreides, LLC versus the company. Please clarify.

Certain Relationships and Related Transactions, page 31

2. We note your response and added disclosure to prior comment 12. Clarify whether Atreides, LLC or DataMethodology, LLC have any clients other than the company. If they do not, explain why each serves the company indirectly through

these corporate entities instead of directly as employees/management of the company.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: By facsimile to (713) 524-4122
        John S. Gillies, Esq.
        The Loev Law Firm, PC